UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8- 35643 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___04/01/18___ AND ENDING ___03/31/19___
                                    MM/DD/YY                              MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Houlihan Lokey Capital, Inc.**

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**10250 Constellation Blvd, 5th Floor**
(No. and Street)

**Los Angeles**           **CA**              **90067**
(City)                    (State)            (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ed Taniguchi                                    (310) 788-5397
                                    (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**KPMG LLP**
(Name – *if individual, state last, first, middle name*)

**550 South Hope St**      **Los Angeles**      **CA**      **90071**
(Address)                  (City)              (State)     (Zip Code)

CHECK ONE:

 ✔ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| --- |
|  |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, Scott Beiser _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Houlihan Lokey Capital, Inc. _____ , as of March 31 _____ , 20 19 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

*[signature]*
_____
Signature

President
_____
Title

See attached
_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**CALIFORNIA JURAT WITH AFFIANT STATEMENT**     GOVERNMENT CODE § 8202

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

_____          _____
*Signature of Document Signer No. 1*          *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of _Los Angeles_

Subscribed and sworn to (or affirmed) before me

on this _24th_ day of _May_ , 20_19_,

by        Date        Month        Year

(1)_Scott L. Brisen_

(and (2)_____ ),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature _____
Signature of Notary Public



CHRISTINE MARY DIAZ SHA
Commission No. 2250578
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
My Comm Expires     AUGUST 17 2022

*Seal*
*Place Notary Seal Above*

————————— **OPTIONAL** —————————

*Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.*

**Description of Attached Document**

Title or Type of Document: _____ Document Date: _____

Number of Pages: _____ Signer(s) Other Than Named Above: _____

**HOULIHAN LOKEY CAPITAL, INC.**
(SEC I.D. No. 8-35643)

Statement of Financial Condition

March 31, 2019

(With Report of Independent Registered Public Accounting Firm Thereon)

Filed pursuant to Rule 17a 5(e)(3) as a **PUBLIC DOCUMENT**.

# HOULIHAN LOKEY CAPITAL, INC.

## Index to Statement of Financial Condition



KPMG LLP
Suite 1500
550 South Hope Street
Los Angeles, CA 90071-2629

**Report of Independent Registered Public Accounting Firm**

To the Stockholder
Houlihan Lokey Capital, Inc.:

*Opinion on the Financial Statement*

We have audited the accompanying statement of financial condition of Houlihan Lokey Capital, Inc. (the Company) as of March 31, 2019, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of March 31, 2019, in conformity with U.S. generally accepted accounting principles.

*Basis for Opinion*

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2006.

Los Angeles, California
May 24, 2019

# HOULIHAN LOKEY CAPITAL, INC.

(SEC I.D. 8-35643)

Statement of Financial Condition

March 31, 2019

## Assets

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 97,000,685 |
| Investment securities | | 32,688,287 |
| Accounts receivable, net of allowance for doubtful accounts of $879,834 (Note 6) | | 33,173,375 |
| Unbilled work in process, net of allowance for doubtful accounts of $952,925 (Note 6) | | 35,020,590 |
| Receivable from affiliate (Note 4) | | 536,848,517 |
| Property and equipment – at cost, net of accumulated depreciation of $136,581 | | 16,649 |
| Deferred income taxes (Note 8) | | 42,442,575 |
| Other assets | | 645,339 |
| Total assets | $ | 777,836,017 |

## Liabilities and Stockholder's Equity

| | | |
|---|---|---:|
| Liabilities: | | |
| Accounts payable and accrued expenses | $ | 365,024 |
| Deferred income | | 23,143,194 |
| Total liabilities | | 23,508,218 |
| Commitments and contingencies (Note 7) | | |
| Stockholder's equity: | | |
| Common stock, $0.01 par value. Authorized 1,000 shares; issued and outstanding 1,000 shares | | 10 |
| Additional paid-in capital | | 49,171,518 |
| Retained earnings | | 705,156,271 |
| Total stockholder's equity | | 754,327,799 |
| Total liabilities and stockholder's equity | $ | 777,836,017 |

See accompanying notes to statement of financial condition.

**(1) Organization and Description of Business**

*Nature of Operations*

Houlihan Lokey Capital, Inc. (the Company) is a California corporation registered as a broker-dealer under Section 15(b) of the Securities Exchange Act of 1934. The Company is a wholly owned subsidiary of Houlihan Lokey, Inc., a California corporation (the Parent). The Parent has two other primary wholly owned subsidiaries: Houlihan Lokey Financial Advisors, Inc. and Houlihan Lokey EMEA, LLP, which is a corporation regulated by the Financial Services Authority in the United Kingdom.

The Company offers financial services and financial advice to a broad clientele located throughout the United States of America, Europe, and Canada. The Company has offices in Los Angeles, San Francisco, Houston, Chicago, New York City, Minneapolis, McLean (Virginia), Dallas, Atlanta and Miami. Together, the Company, its Parent, and the Parent's other subsidiaries form an organization that provides financial services to meet a wide variety of client needs. Specifically, the Company directs its services to the following areas:

Corporate Finance (CF) provides general advisory services on mergers & acquisitions and capital markets offerings. CF advises public and private institutions on buy side and sell side transactions as well as leveraged loans, private mezzanine debt, high-yield debt, initial public offerings, follow-ons, convertibles, equity private placements, private equity and liability management transactions, and advises financial sponsors on all types of transactions.

Financial Restructuring (FR) provides advice to creditors and debtors in connection with recapitalization / deleveraging transactions implemented both through bankruptcy proceedings and through out-of-court exchanges, consent solicitations or other mechanisms, as well as in distressed mergers and acquisitions and capital markets activities. As part of these engagements, FR offers a wide range of advisory services to our clients, including: the structuring, negotiation, and confirmation of plans of reorganization; structuring and analysis of exchange offers; corporate viability assessment; litigation support and expert testimony; and procuring debtor in possession financing.

The Company exclusively concentrates its efforts toward the earning of professional fees. The Company does not handle customer investment accounts.

**(2) Significant Accounting Policies**

*(a) Basis of Presentation*

The accompanying financial statement has been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) and in the format prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 for brokers and dealers in securities.

(Continued)

### (2) Significant Accounting Policies (continued)

#### (b) Use of Estimates

The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement. Management estimates and assumptions also affect the disclosure of contingent assets and liabilities at the reporting date. These estimates and assumptions are based on management's best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Management adjusts such estimates and assumptions when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Significant items subject to such estimates and assumptions include the allowance for doubtful accounts; income tax uncertainties; and other contingencies.

#### (c) Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. Management monitors activity in these accounts to prevent a risk of loss. To date, the Company has not experienced any losses in its cash accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents. Although not classified as cash and cash equivalents, the Company's receivable from affiliate (Note 4) generally arises from the transfer of available cash from the Company to the Parent. The receivable is due on demand and is considered fully collectible.

#### (d) Investment Securities

Investment securities consist of corporate debt, U.S. Treasury, and certificates of deposit with original maturities over 90 days. The Company classifies its investment securities as trading as it may sell them with the intent to recognize short-term gains or losses and records them at fair market value.

#### (e) Accounts Receivable and Unbilled Work in Process

The allowance for doubtful accounts on accounts receivable and work in process reflects management's best estimate of probable inherent losses determined principally on the basis of historical experience and review of uncollected revenues. Amounts deemed to be uncollectible are written off against the allowance for doubtful accounts.

#### (f) Revenue Recognition and Deferred Income

Revenues consist primarily of fee revenues from advisory services and reimbursed costs incurred in fulfilling the contract. Interest income is earned on related-party balances outstanding (Note 4).

### (2) Significant Accounting Policies (continued)

Revenues are recognized upon satisfaction of the performance obligation and may be satisfied over time or at a point in time. The amount and timing of the fees paid vary by the type of engagement.

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, *Revenue from Contracts with Customers*, which requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company adopted the standard effective April 1, 2018 and under the new standard, we recognize revenue from contracts with customers upon satisfaction of our performance obligations by transferring the promised services to the customers. A service is transferred to a customer when the customer obtains control of and derives benefit from that service. Revenue from a performance obligation satisfied over time is recognized by measuring our progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer.

The amount of revenue recognized reflects the consideration we expect to be entitled to in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, we consider multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, we consider the range of possible outcomes, the predictive value of our past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of our influence, such as market volatility or the judgment and actions of third parties. The substantial majority of the Company's advisory fees (i.e., the success related completion fees) are considered variable and constrained as they are contingent upon a future event which includes factors outside of our control (e.g., completion of a transaction or third party emergence from bankruptcy or approval by the court).

Revenues from CF engagements primarily consist of fees generated in connection with advisory services related to corporate finance, mergers and acquisitions and capital markets offerings. Completion fees from these engagements are recognized at a point in time when the related transaction has been effectively closed. At that time, the Company has transferred control of the promised service and the customer obtains control. CF contracts generally contain a variety of promised services that may be capable of being distinct, but they are not distinct within the context of the contract as the various services are inputs to the combined output of successfully brokering a specific transaction. Effective April 1, 2018, fees received prior to the completion of the transaction including retainer fees and progress fees are deferred within deferred income in the accompanying statement of financial condition and not recognized until the performance obligation is satisfied, or when the transaction is deemed by management to be terminated. Management's judgment may be required in determining when

**(2)  Significant Accounting Policies (continued)**

a transaction is considered to be terminated. Prior to April 1, 2018, the timing of the recognition of these various fees were generally recognized on a monthly basis, except in situations where there is uncertainty as to the timing of collection of the amount due. Progress fees were recognized based on management's estimates of the relative proportion of services provided through the financial reporting date to the total services required to be performed.

Revenues from FR engagements primarily consist of fees generated in connection with advisory services to debtors, creditors and other parties-in-interest involving recapitalization or deleveraging transactions implemented both through bankruptcy proceedings and through out-of-court exchanges, consent solicitations or other mechanisms, as well as in distressed mergers and acquisitions and capital markets activities. Retainer fees and progress fees from restructuring engagements are recognized over time using a time elapsed measure of progress as our clients simultaneously receive and consume the benefits of those services as they are provided. Completion fees from these engagements are recognized at a point in time when the related transaction has been effectively closed. At that time, the Company has transferred control of the promised service and the customer obtains control.

In those instances when the revenue recognized on a specific engagement exceeds both the amounts billed and the amounts collected, unbilled work in process is recorded. Billed receivables are recorded as accounts receivable in the accompanying statement of financial condition. Deferred income results when cash is received in advance of dates when revenues are recognized.

In May 2014, the FASB issued ASU No. 2014-09, *Revenue from Contracts with Customers*, which requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. An entity should also disclose sufficient quantitative and qualitative information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. In August 2015, the FASB issued ASU No. 2015-14, *Revenue from Contracts with Customers*, *Deferral of Effective Date* which deferred the effective date of the new standard to annual and interim periods within that reporting period beginning after December 15, 2017 (fiscal year ending March 31, 2019 for the Company). The Company adopted the standard effective April 1, 2018 using the modified retrospective method which requires the recognition of a cumulative-effect adjustment as of that date. The Company applied the new standard to contracts that have not yet been completed as of the adoption date. The Company's adoption efforts included the identification of revenue within the scope of the standard and the evaluation of revenue contracts.

Upon adoption, the Company recorded a cumulative effect adjustment that resulted in a reduction in retained earnings of approximately $12.4 million, a reduction in deferred tax liabilities of approximately $4.6 million and an increase to deferred income of approximately $17.0 million. This cumulative adjustment was related to certain engagements for which revenue was being recognized over time prior to adoption which are now recognized point-in-time under the new standard. See note 3 for further information.

**(2)    Significant Accounting Policies (continued)**

*(g)    Property and Equipment*

Property and equipment are stated at cost. Repair and maintenance charges are expensed as incurred and costs of renewals or improvements are capitalized at cost.

Depreciation on furniture and office equipment is provided on a straight-line basis over the estimated useful lives of the respective assets. Leasehold improvements are depreciated over the lesser of the lease term or estimated useful life.

*(h)    Income Taxes*

Prior to the initial public offering (IPO) of the Company's parent, ORIX USA Corporation (ORIX USA) and its subsidiaries, including the Company, filed consolidated federal income tax returns and separate returns in state and local jurisdictions and did so for fiscal year 2016 through the date of the IPO. The Company reported income tax expense as if it filed separate returns in all jurisdictions.  Following the IPO, the Parent files a consolidated federal income tax return separate from ORIX USA, as well as consolidated and separate returns in state and local jurisdictions, and the Company reports income tax expense on this basis.

The Company accounts for income taxes in accordance with Accounting Standards Codification (ASC) 740, *Income Taxes*, which requires the recognition of tax benefits or expenses on temporary differences between the financial reporting and tax basis of our assets and liabilities.  Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. The measurement of the deferred items is based on enacted tax laws and applicable tax rates. A valuation allowance related to a deferred tax asset is recorded if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

The Company utilized a comprehensive model to recognize, measure, present, and disclose in its financial statement any uncertain tax positions that have been taken or are expected to be taken on a tax return. The impact of an uncertain tax position that is more likely than not of being sustained upon audit by the relevant taxing authority must be recognized at the largest amount that is more likely than not to be sustained. No portion of an uncertain tax position will be recognized if the position has less than a 50% likelihood of being sustained.

On December 22, 2017, the SEC staff issued Staff Accounting Bulletin No. 118 (SAB 118) which provides guidance on accounting for the tax effects of the Tax Cuts and Jobs Act (Tax Act). The Tax Act that was signed into law on December 22, 2017 has significantly changed the U.S. federal income taxation of U.S. corporations by reducing the U.S. corporate income tax rate, limiting interest deductions, permitting immediate expensing of certain capital expenditures, revising the rules governing net operating losses and the rules governing foreign tax credits, and introducing new anti-base erosion provisions. In accordance with SAB 118, a company must reflect the income tax effects of those aspects of the Tax Act for which the accounting under ASC 740 is complete. To the extent that a company's accounting for certain

**(2)   Significant Accounting Policies (continued)**

income tax effects of the Tax Act is incomplete but it is able to determine a reasonable estimate, it must record a provisional estimate in the financial statements. If a company cannot determine a provisional estimate to be included in the financial statements, it should continue to apply ASC 740 on the basis of the provisions of the tax laws that were in effect immediately before the enactment of the Tax Act.

In accordance with SAB 118, the Company made estimates and recorded provisional amounts for the Tax Act during the year ended March 31, 2018, including re-measurement of deferred tax assets and liabilities. As of the quarter ended December 31, 2018, the Company finalized the provisional estimates made under SAB 118.

*(i)   Fair Value of Financial Instruments*

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels in accordance with ASC Topic 820, *Fair Value Measurement*:

- Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

- Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

- Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

The carrying value of cash and cash equivalents, investment securities, accounts receivable, unbilled work in process, receivable from affiliate, accounts payable and accrued expenses, and deferred income approximates fair value due to the short maturity of these instruments.

*(j)   Subsequent Events*

The Company has evaluated events and transactions that have occurred subsequent to March 31, 2019 through May 23, 2019 and determined that there have been no events that have occurred that would require adjustments to our disclosures in the financial statement.

### (3) Revenue Recognition

**Contract Balances**

The timing of revenue recognition may differ from the timing of payment by customers. The Company records a receivable when revenue is recognized prior to payment and there is an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred income until the performance obligations are satisfied.

Costs incurred in fulfilling advisory contracts with point-in-time revenue recognition are recorded as a contract asset and are recorded as accounts receivable in the statement of financial condition when the costs (i) relate directly to a contract, (ii) generate or enhance resources of the Company that will be used in satisfying performance obligations, and (iii) are expected to be recovered. The Company amortizes the contract asset costs related to fulfilling a contract based on recognition of fee revenue for the corresponding contract. As the Company is prospectively changing the presentation of reimbursements of certain out-of-pocket expenses from a net presentation within operating expenses to a gross basis in revenues, the Company records a contract liability which is included in deferred income in the statement of financial condition for the reimbursable costs incurred until the fee revenue is recognized.

### (4) Related-Party Transactions

The Parent performs certain management, accounting, legal, regulatory, and other administrative services for the benefit of the Company. The Parent charges the Company a management fee for these services. The Company's current income tax payable balance is reflected in receivable from affiliate because the Parent will make these payments. The Company is also allocated a portion of the Parent and affiliates' operating expenses, such as employee compensation, depreciation, rent, and other costs under an expense sharing agreement and based on the full-time equivalent schedule then in effect. The receivable from affiliate generally arises from cumulative cash transferred by the Company to the Parent. Intercompany charges and reimbursements are generally settled through the receivable from affiliate account. The receivable from affiliate is due on demand and bears interest at the prevailing prime interest rate; such rate was 5.50% at March 31, 2019.

### (5) Fair Value Measurements and Financial Instruments

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels in accordance with ASC Topic 820, *Fair Value Measurement*:

> Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.
> Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

**(5)  Fair Value Measurements and Financial Instruments (continued)**

> Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

For Level 3 investments in which pricing inputs are unobservable and limited market activity exists, management's determination of fair value is based on the best information available, may incorporate management's own assumptions and involves a significant degree of judgment.

The following methods and assumptions were used by the Company in estimating fair value disclosures:

Corporate debt securities: All fair value measurements for corporate debt securities are based on quoted prices from recent trading activity of identical or similar securities.

U.S. Treasury securities: Fair values for U.S. treasury securities are based on quoted prices from recent trading activity of identical or similar securities. All fair value measurements are obtained from a third-party pricing service and are not adjusted by management.

The following table presents information about the Company's financial assets, and indicate the fair value hierarchy of the valuation techniques utilized by the Company to determine such fair values:

|  | **March 31, 2019** | | | |
|---|---|---|---|---|
|  | **Level I** | **Level II** | **Level III** | **Total** |
| U.S. Treasury securities | $        - | $  4,809,547 | $        - | $  4,809,547 |
| Corporate debt securities |  | 27,878,740 |  | 27,878,740 |
| Total assets measured at fair value | $        - | $32,688,287 | $        - | $32,688,287 |

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy.  In such cases, the determination of which category within the fair value hierarchy is appropriate for any given investment is based on the lowest level of input that is significant to the fair value measurement.  The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and consideration of factors specific to the instrument.

The Company had no transfers between fair value levels for the year ended March 31, 2019.

The fair values of the financial instruments represent the amounts that would be received to sell assets or that would be paid to transfer liabilities in an orderly transaction between market participants as of a specified date. Fair value measurements maximize the use of observable inputs; however, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Company's own judgments about the

**(5) Fair Value Measurements and Financial Instruments (continued)**

assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by the Company based on the best information available in the circumstances, including expected cash flows and appropriately risk-adjusted discount rates, as well as available observable and unobservable inputs.

**(6) Allowance for Uncollectible Accounts**

|  | Accounts Receivable | Unbilled Work in process |
|---|---|---|
| Balance – April 1, 2018 | $ 1,306,072 | $ 2,546,963 |
| Provision for bad debt | (142,768) | - |
| Write down of uncollectible accounts | (283,470) | (1,594,038) |
| Balance – March 31, 2019 | $ 879,834 | $ 952,925 |

**(7) Commitments and Contingencies**

The Company has been named in legal actions arising in the ordinary course of business. In the opinion of management, the amount of losses, if any, from these actions is not likely to have a material effect on the financial position or results of operations of the Company.

**(8) Income Taxes**

Deferred income taxes arise principally from temporary differences between book and tax recognition of income, expenses, and losses relating to financing and other transactions. The deferred income taxes on the accompanying statement of financial condition at March 31, 2019 comprise the following:

| | |
|---|---|
| Deferred tax assets: | |
| Deferred compensation expense/accrued bonus | $ 42,190,282 |
| Allowance for doubtful accounts | 500,256 |
| Other, net | 408,633 |
| Total deferred tax assets | 43,099,171 |
| Deferred tax liabilities: | |
| Work in process | (656,596) |
| Total deferred tax liabilities | (656,596) |
| Net deferred tax assets | 42,442,575 |

A valuation allowance is required when it is more likely than not that some portion of the deferred tax assets will not be realized. The Company has determined that it is more likely than not that the assets will be realized. Accordingly, no valuation allowance has been recognized.

As of March 31, 2019, the Company had recorded liabilities for interest and penalties related to uncertain tax positions in the amounts of $751,586 net of any future tax benefit of such interest,

respectively. Unrecognized tax positions totaled $4,628,512 as of March 31, 2019. If the income tax impacts from these tax positions are ultimately realized, such realization would affect the income tax provision and effective tax rate.

A reconciliation of the unrecognized tax position for the year ended March 31, 2019 is as follows:

| | | |
|---|---|---|
| Unrecognized tax position at the beginning of the year | $ | 3,522,924 |
| Increases related to prior year tax positions | | 1,216,838 |
| Decreases related to prior year tax positions | | (111,250) |
| Unrecognized tax position at the end of the year | $ | 4,628,512 |

In the next 12 months, certain uncertain tax positions may reverse as the related statutes expire, but the Company does not anticipate a material change.

As of March 31, 2019, all of the federal income tax returns filed since 2016 by ORIX USA or the Parent which include the Company as a subsidiary or filed by the Company are still subject to adjustment upon audit. The Parent is currently under New York State audit for the years ended March 31, 2016 and March 31, 2017. The Company also files combined and separate income tax returns in many states which are also open to adjustment. Additionally, ORIX USA is currently under California audit for the years ended March 31, 2012, March 31, 2013 and March 31, 2014, Illinois audit for the years ended March 31, 2013, March 31, 2014, and March 31, 2015, as well as under Minnesota audit for the years ended March 31, 2013, March 31, 2014, March 31, 2015 and March 31, 2016.

**(9) Reserve Requirements for Brokers or Dealers**

The Company does not carry the accounts of its customers and, accordingly, is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 based on section (k)(2)(i). Because of such exemption, the Company is not required to prepare a determination of reserve requirements for brokers or dealers.

**(10) Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. At March 31, 2019, the Company had net capital of $101,788,830, which was $101,538,830 in excess of its required net capital of $250,000.

(Continued)